Exhibit 99.1

LIZHI INC. Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

GUANGZHOU, China, March 16, 2023 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Fourth Quarter 2022 Financial and Operational Highlights

●	Net revenues were RMB587.6 million (US$85.2 million) in the fourth quarter of 2022, representing a 5% increase from RMB560.3 million in the fourth quarter of 2021.

●	Average total mobile MAUs[1] in the fourth quarter of 2022 was 50.8 million, compared to 54.1 million in the fourth quarter of 2021.

●	Average total monthly paying users[2] in the fourth quarter of 2022 was 491.8 thousand, compared to 497.3 thousand in the fourth quarter of 2021.

Fiscal Year 2022 Financial and Operational Highlights

●	Net revenues were RMB2,185.3 million (US$316.8 million) in fiscal year 2022, representing a 3% increase from RMB2,119.5 million in the prior year.

●	Average total mobile MAUs in fiscal year 2022 was 50.4 million, compared to 58.4 million in the prior year.

●	Average total monthly paying users in fiscal year 2022 was 483.9 thousand, compared to 488.0 thousand in the prior year.

Mr. Jinnan (Marco) Lai, Founder and CEO of LIZHI, commented, “2022 was a rewarding year for LIZHI. Despite the challenging macroeconomic environment, we concluded the year on a strong note, delivering revenues of RMB587.6 million in the fourth quarter and RMB2.2 billion for full-year 2022. We are pleased to announce that we achieved a profit on a GAAP basis for the fifth consecutive quarter and realized record high net income for both fourth quarter and full-year 2022. In 2022, we continued to enhance our technological capabilities, enrich our diversified product matrix, and propel our global expansion. Looking ahead to 2023, we will continue to amplify our core competitive advantages, advance our in-house suite of technologies, and promote innovation both locally and globally, creating long term value for our users and shareholders.”

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, said, “We are delighted to report a set of solid financial results for the fourth quarter and full-year 2022. Thanks to our ongoing cost structure optimizations and operational efficiency enhancements, net income in the fourth quarter surged 252% year-over-year and 58% sequentially to an all-time high of RMB31.4 million. More excitingly, for full-year 2022, our gross margin was 33%, up 400 basis points year-over-year, and net income increased to RMB86.5 million, compared with a net loss of RMB127.3 million in the previous year. We’re encouraged by the robust growth in profitability driven by our efficient operations and strong execution. Entering 2023, we are committed to unleashing greater commercialization potential and delivering sustainable growth.”

1 Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

2 Refers to the average monthly number of paying users in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

Fourth Quarter 2022 Unaudited Financial Results

Net revenues were RMB587.6 million (US$85.2 million) in the fourth quarter of 2022, representing a 5% increase from RMB560.3 million in the fourth quarter of 2021, primarily due to the growth in average user spending on our audio entertainment products.

Cost of revenues was RMB404.1 million (US$58.6 million) in the fourth quarter of 2022, representing a 7% increase from RMB378.4 million in the fourth quarter of 2021, mainly attributable to an increase in revenue sharing fees to our content creators as the Company’s revenues grew, and partially offset by decreases in salary and welfare benefits expenses related to decreases in our operation’s headcount, as well as a decline in other miscellaneous costs and share-based compensation expenses.

Gross profit was RMB183.6 million (US$26.6 million) in the fourth quarter of 2022, compared to RMB181.9 million in the fourth quarter of 2021.

Non-GAAP gross profit3 was RMB185.1 million (US$26.8 million) in the fourth quarter of 2022, compared to RMB184.4 million in the fourth quarter of 2021.

Gross margin in the fourth quarter of 2022 was 31%, compared to 32% in the fourth quarter of 2021. Non-GAAP gross margin in the fourth quarter of 2022 was 31%, compared to 33% in the fourth quarter of 2021.

Operating expenses were RMB158.1 million (US$22.9 million) in the fourth quarter of 2022, compared to RMB176.6 million in the fourth quarter of 2021.

Research and development expenses were RMB63.7 million (US$9.2 million) in the fourth quarter of 2022, compared to RMB73.5 million in the fourth quarter of 2021, primarily due to declining expenses related to research and development services provided by third parties and share-based compensation expenses, as well as decreased salary and welfare benefits expenses related to a decrease in the number of our research and development staff.

Selling and marketing expenses were RMB67.7 million (US$9.8 million) in the fourth quarter of 2022, compared to RMB70.9 million in the fourth quarter of 2021, primarily attributable to a decrease in branding and marketing expenses, as well as decreased salary and welfare benefits expenses related to a decrease in the number of our selling and marketing staff. The Company will evaluate and adjust its marketing strategy and budget based on the Company's performance, operational needs and market conditions.

General and administrative expenses were RMB26.7 million (US$3.9 million) in the fourth quarter of 2022, compared to RMB32.2 million in the fourth quarter of 2021, mainly driven by decreases in professional service fees, share-based compensation expenses and other miscellaneous expenses, partially offset by the increased salary and welfare benefits expenses related to an increase in the average salary.

Operating income was RMB25.5 million (US$3.7 million) in the fourth quarter of 2022, compared to RMB5.4 million in the fourth quarter of 2021.

Non-GAAP operating income4 was RMB31.1 million (US$4.5 million) in the fourth quarter of 2022, compared to RMB14.7 million in the fourth quarter of 2021.

Net income was RMB31.4 million (US$4.6 million) in the fourth quarter of 2022, compared to RMB8.9 million in the fourth quarter of 2021.

Non-GAAP net income was RMB37.1 million (US$5.4 million) in the fourth quarter of 2022, compared to RMB18.3 million in the fourth quarter of 2021.

3 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB1.5 million (US$0.2 million) and RMB2.5 million in the fourth quarter of 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

4 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB5.7 million (US$0.8 million) and RMB9.3 million in the fourth quarter of 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Net income attributable to LIZHI INC.’s ordinary shareholders was RMB31.4 million (US$4.6 million) in the fourth quarter of 2022, compared to RMB8.9 million in the fourth quarter of 2021.

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders5 was RMB37.1 million (US$5.4 million) in the fourth quarter of 2022, compared to RMB18.3 million in the fourth quarter of 2021.

Basic and diluted net income per ADS6 were RMB0.60 (US$0.09) in the fourth quarter of 2022, compared to RMB0.17 in the fourth quarter of 2021.

Non-GAAP basic and diluted net income per ADS7 were RMB0.71 (US$0.10) in the fourth quarter of 2022, compared to RMB0.36 per ADS in the fourth quarter of 2021.

Fiscal Year 2022 Unaudited Financial Results

Net revenues were RMB2,185.3 million (US$316.8 million) in fiscal year 2022, representing a 3% increase from RMB2,119.5 million in the prior year. The increase was primarily due to the growth in average user spending on our audio entertainment products.

Cost of revenues was RMB1,468.9 million (US$213.0 million) in fiscal year 2022, compared to RMB1,502.5 million in the prior year, mainly attributable to a decrease in the total revenue sharing fees to our content creators resulting from a sharing percentage adjustment in our revenue sharing policies, as well as decreased salary and welfare benefits expenses which resulted from a decrease in our operation’s headcount, and declines in other miscellaneous costs and share-based compensation expenses. The decreases were partially offset by increasing bandwidth costs.

Gross profit was RMB716.3 million (US$103.9 million) in fiscal year 2022, representing an increase of 16% from RMB617.0 million in the prior year.

Non-GAAP gross profit8 was RMB723.4 million (US$104.9 million) in fiscal year 2022, representing an increase of 15% from RMB628.5 million in the prior year.

Gross margin was 33% in fiscal year 2022, compared to 29% in the prior year.

Non-GAAP gross margin was 33% in fiscal year 2022, compared to 30% in the prior year. The increase was mainly due to the lower revenue sharing percentage paid to content creators.

Operating expenses were RMB649.7 million (US$94.2 million) in fiscal year 2022, compared to RMB755.5 million in the prior year.

Research and development expenses were RMB283.3 million (US$41.1 million) in fiscal year 2022, representing an increase of 7% from RMB264.7 million in the prior year, primarily due to increasing rental expenses and higher salary and welfare benefits expenses related to an increase in average salary, partially offset by declining expenses related to research and development services provided by third parties.

5 Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to LIZHI INC.’s ordinary shareholders excluding share-based compensation expenses. These adjustments amounted to RMB5.7 million (US$0.8 million) and RMB9.3 million in the fourth quarter of 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

6 ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net income per ADS is net income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

7 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS.

8 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. These adjustments amounted to RMB7.1 million (US$1.0 million) and RMB11.5 million in fiscal year 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Selling and marketing expenses were RMB259.6 million (US$37.6 million) in fiscal year 2022, compared to RMB386.2 million in the prior year, mainly attributable to a decrease in branding and marketing expenses, partially offset by increased salary and welfare benefits expenses related to an increase in the average salary. The Company will evaluate and adjust its marketing strategy and budget based on the Company’s performance, operational needs and market conditions.

General and administrative expenses were RMB106.7 million (US$15.5 million) in fiscal year 2022, representing an increase of 2% from RMB104.6 million in the prior year, mainly driven by increasing rental expenses and higher salary and welfare benefits expenses related to an increase in the average salary. The increases were partially offset by a decrease in professional service fees, share-based compensation expenses and other miscellaneous expenses.

Operating income was RMB66.7 million (US$9.7 million) in fiscal year 2022, compared to an operating loss of RMB138.5 million in the prior year.

Non-GAAP operating income9 was RMB95.9 million (US$13.9 million) in fiscal year 2022, compared to non-GAAP operating loss of RMB101.2 million in the prior year.

Net income was RMB86.5 million (US$12.5 million) in fiscal year 2022, compared to net loss of RMB127.3 million in the prior year.

Non-GAAP net income10 was RMB115.7 million (US$16.8 million) in fiscal year 2022, compared to non-GAAP net loss of RMB89.9 million in the prior year.

Net income attributable to LIZHI INC.'s ordinary shareholders was RMB86.5 million (US$12.5 million) in fiscal year 2022, compared to net loss attributable to LIZHI INC.'s ordinary shareholders of RMB127.3 million in the prior year.

Non-GAAP net income attributable to LIZHI INC.'s ordinary shareholders11 was RMB 115.8 million (US$16.8 million) in fiscal year 2022, compared to non-GAAP net loss attributable to LIZHI INC.'s ordinary shareholders of RMB89.9 million in the prior year.

Basic and diluted net income per ADS were RMB1.67 (US$0.24) in fiscal year 2022, compared to basic and diluted net loss per ADS of RMB2.57 in the prior year.

Non-GAAP basic and diluted net income per ADS were RMB2.23 (US$0.32) in fiscal year 2022, compared to non-GAAP basic and diluted net loss of RMB1.81 per ADS in the prior year.

Balance Sheets

As of December 31, 2022, the Company had cash and cash equivalents, short-term investments and restricted cash of RMB689.9 million (US$100.0 million).

9 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. These adjustments amounted to RMB29.2 million (US$4.2 million) and RMB37.4 million in fiscal year 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

10 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income excluding share-based compensation expenses. These adjustments amounted to RMB29.2 million (US$4.2 million) and RMB37.4 million in fiscal year 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

11 Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to LIZHI INC.’s ordinary shareholders share-based compensation expenses. These adjustments amounted to RMB29.2 million (US$4.2 million) and RMB37.4 million in fiscal year 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on March 16, 2023 (7:00 PM Beijing/Hong Kong Time on March 16, 2023).

For participants who wish to join the call, please access the link provided below to complete the online registration 20 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link:	https://register.vevent.com/register/BI72233c7e7ffb434c8caad23aeffbc6d6

Once complete the registration, please dial-in 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

Additionally, a live webcast of the conference call and a replay of the webcast will be available on the Company's investor relations website at http://ir.lizhi.fm.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	533,293	568,192	82,380
Short-term investments	-	111,353	16,145
Restricted cash	4,155	10,323	1,497
Accounts receivable, net	6,458	3,233	469
Prepayments and other current assets	33,604	30,391	4,406

Total current assets	577,510	723,492	104,897

Non-current assets
Property, equipment and leasehold improvement, net	33,391	26,546	3,849
Intangible assets, net	2,245	1,183	172
Right-of-use assets, net	28,941	25,116	3,641
Other non-current assets	799	-	-

Total non-current assets	65,376	52,845	7,662

TOTAL ASSETS	642,886	776,337	112,559

LIABILITIES
Current liabilities
Accounts payable	80,793	53,832	7,805
Deferred revenue	20,657	35,677	5,173
Salary and welfare payable	123,075	136,837	19,840
Taxes payable	5,564	5,421	786
Short-term loans	68,999	73,765	10,694
Lease liabilities due within one year	13,929	18,372	2,664
Accrued expenses and other current liabilities	53,486	47,622	6,904

Total current liabilities	366,503	371,526	53,866

Non-current liabilities
Lease liabilities	17,076	8,195	1,188
Other non-current liabilities	4,452	3,952	573

Total non-current liabilities	21,528	12,147	1,761

TOTAL LIABILITIES	388,031	383,673	55,627

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 798,962,260 shares issued and 782,801,250 shares outstanding as of December 31, 2021; 1,268,785,000 shares authorized, 818,962,260 shares issued and 803,607,050 shares outstanding as of December 31, 2022).	530	543	79
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2021 and December 31, 2022, respectively).	168	168	24
Treasury stock	(11)	(10)	(1)
Additional paid in capital	2,630,456	2,657,433	385,292
Statutory reserves	-	529	77
Accumulated deficit	(2,366,531)	(2,280,543)	(330,648)
Accumulated other comprehensive (loss)/income	(9,757)	14,557	2,111
TOTAL LIZHI Inc.’s shareholders’ equity	254,855	392,677	56,934

Non-controlling interests	-	(13)	(2)

TOTAL SHAREHOLDERS’ EQUITY	254,855	392,664	56,932

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	642,886	776,337	112,559

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	556,304	562,573	584,701	84,774	2,101,475	2,174,314	315,246
Podcast, advertising and other revenues	4,028	2,655	2,930	425	18,039	10,952	1,588
Total net revenues	560,332	565,228	587,631	85,199	2,119,514	2,185,266	316,834
Cost of revenues (1)	(378,406)	(376,159)	(404,078)	(58,586)	(1,502,505)	(1,468,921)	(212,974)
Gross profit	181,926	189,069	183,553	26,613	617,009	716,345	103,860

Operating expenses (1)
Selling and marketing expenses	(70,859)	(71,167)	(67,686)	(9,814)	(386,204)	(259,618)	(37,641)
General and administrative expenses	(32,192)	(27,093)	(26,706)	(3,872)	(104,617)	(106,727)	(15,474)
Research and development expenses	(73,523)	(78,320)	(63,673)	(9,232)	(264,706)	(283,349)	(41,082)
Total operating expenses	(176,574)	(176,580)	(158,065)	(22,918)	(755,527)	(649,694)	(94,197)

Operating income/(loss)	5,352	12,489	25,488	3,695	(138,518)	66,651	9,663

Interest (expenses)/income, net	(154)	1,321	865	125	(1,103)	2,611	379
Foreign exchange (losses)/gains	(311)	(311)	69	10	(738)	(1,052)	(153)
Investment income	-	409	1,548	224	468	2,197	319
Government grants	3,832	4,178	3,387	491	13,496	14,360	2,082
Others, net	572	1,736	157	23	(479)	1,944	282

Income/(Loss) before income taxes	9,291	19,822	31,514	4,568	(126,874)	86,711	12,572

Income tax expenses	(376)	-	(103)	(15)	(376)	(207)	(30)

Net income/(loss)	8,915	19,822	31,411	4,553	(127,250)	86,504	12,542

Net loss attributable to the non-controlling interests shareholders	-	1	9	1	-	13	2

Net income/(loss) attributable to LIZHI INC.’s ordinary shareholders	8,915	19,823	31,420	4,554	(127,250)	86,517	12,544

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	8,915	19,822	31,411	4,553	(127,250)	86,504	12,542

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(5,152)	14,602	(4,414)	(640)	(7,848)	24,314	3,525
Total comprehensive income/(loss)	3,763	34,424	26,997	3,913	(135,098)	110,818	16,067
Comprehensive loss attributable to non-controlling interests shareholders	-	1	9	1	-	13	2
Comprehensive income/(loss) attributable to LIZHI INC.’s ordinary shareholders	3,763	34,425	27,006	3,914	(135,098)	110,831	16,069

Net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.01	0.02	0.03	0.00	(0.13)	0.08	0.01
—Diluted	0.01	0.02	0.03	0.00	(0.13)	0.08	0.01
Weighted average number of ordinary shares
—Basic	1,022,278,296	1,040,595,117	1,051,159,379	1,051,159,379	991,715,849	1,036,485,949	1,036,485,949
—Diluted	1,026,331,428	1,045,863,031	1,051,159,379	1,051,159,379	991,715,849	1,038,617,910	1,038,617,910

Net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	0.17	0.38	0.60	0.09	(2.57)	1.67	0.24
—Diluted	0.17	0.38	0.60	0.09	(2.57)	1.67	0.24
Weighted average number of ADS
—Basic	51,113,915	52,029,756	52,557,969	52,557,969	49,585,792	51,824,297	51,824,297
—Diluted	51,316,571	52,293,152	52,557,969	52,557,969	49,585,792	51,930,895	51,930,895

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1)        Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	2,519	1,728	1,507	218	11,484	7,052	1,022
Selling and marketing expenses	1,039	455	530	77	3,431	2,259	328
General and administrative expenses	2,879	2,157	2,069	300	12,496	9,659	1,400
Research and development expenses	2,898	3,359	1,550	225	9,948	10,263	1,488

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Twelve Months Ended
	December 31, 2021	September 30, 2022	December 31, 2022	December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	181,926	189,069	183,553	26,613	617,009	716,345	103,860
Share-based compensation expenses	2,519	1,728	1,507	218	11,484	7,052	1,022
Non-GAAP gross profit	184,445	190,797	185,060	26,831	628,493	723,397	104,882

Operating income/(loss)	5,352	12,489	25,488	3,695	(138,518)	66,651	9,663
Share-based compensation expenses	9,335	7,699	5,656	820	37,359	29,233	4,238
Non-GAAP operating income/(loss)	14,687	20,188	31,144	4,515	(101,159)	95,884	13,901

Net income/(loss)	8,915	19,822	31,411	4,553	(127,250)	86,504	12,542
Share-based compensation expenses	9,335	7,699	5,656	820	37,359	29,233	4,238
Non-GAAP net income/(loss)	18,250	27,521	37,067	5,373	(89,891)	115,737	16,780

Net income/(loss) attributable to LIZHI INC.’s ordinary shareholders	8,915	19,823	31,420	4,554	(127,250)	86,517	12,544
Share-based compensation expenses	9,335	7,699	5,656	820	37,359	29,233	4,238
Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders	18,250	27,522	37,076	5,374	(89,891)	115,750	16,782

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	0.02	0.03	0.04	0.01	(0.09)	0.11	0.02
—Diluted	0.02	0.03	0.04	0.01	(0.09)	0.11	0.02
Weighted average number of ordinary shares
—Basic	1,022,278,296	1,040,595,117	1,051,159,379	1,051,159,379	991,715,849	1,036,485,949	1,036,485,949
—Diluted	1,026,331,428	1,045,863,031	1,051,159,379	1,051,159,379	991,715,849	1,038,617,910	1,038,617,910

Non-GAAP net income/(loss) attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	0.36	0.53	0.71	0.10	(1.81)	2.23	0.32
—Diluted	0.36	0.53	0.71	0.10	(1.81)	2.23	0.32
Weighted average number of ADS
—Basic	51,113,915	52,029,756	52,557,969	52,557,969	49,585,792	51,824,297	51,824,297
—Diluted	51,316,571	52,293,152	52,557,969	52,557,969	49,585,792	51,930,895	51,930,895